SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Fleetwood Enterprises, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

339099 10 3

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, 4th Floor
New York, New York 10017
(212) 986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 13 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
   Robert E. Robotti

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power: -0-
	8. Shared Voting Power: 3,769,815
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 3,769,815

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    3,769,815

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
    4.9%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons
    Robotti & Company, Incorporated

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [   ]

6. Citizenship or Place of Organization
    New York

Number of   7. Sole Voting Power: -0-
Shares
Beneficially   8. Shared Voting Power: 1,866,840
Owned by
Each   9. Sole Dispositive Power: -0-
Reporting
Person With   10. Shared Dispositive Power: 1,866,840

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     1,866,840

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
     2.5%

14. Type of Reporting Person (See Instructions)
     CO, HC

1. Names of Reporting Persons
   Robotti & Company, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 51,390
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 51,390

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    51,390

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO, BD

1. Names of Reporting Persons
    Robotti & Company Advisors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [   ]

6. Citizenship or Place of Organization
    New York

Number of   7. Sole Voting Power: -0-
Shares
Beneficially   8. Shared Voting Power: 1,835,450
Owned by
Each   9. Sole Dispositive Power: -0-
Reporting
Person With   10. Shared Dispositive Power: 1,835,450

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     1,835,450

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
     2.4%

14. Type of Reporting Person (See Instructions)
     OO, IA

1. Names of Reporting Persons
   Kenneth R. Wasiak

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 1,882,975	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 1,882,975	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,882,975

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
    2.5%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons
    Ravenswood Management Company, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 1,882,975
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 1,882,975

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,882,975

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
    2.5%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons
   The Ravenswood Investment Company, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 1,318,789
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 1,318,789

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,318,789

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
    1.7%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons
    Ravenswood Investments III, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 564,186
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 564,186

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     564,186

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
     PN

This Statement on Schedule 13D Amendment No. 3 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends Amendment No. 2 to the Statement of Beneficial Ownership on Schedule 13D relating to shares of the Common Stock, $1.00 par value per share (the "Common Stock"), of Fleetwood Enterprises, Inc. (the "Issuer") filed on August 18, 2008 with the Commission (as so amended, the "Amended Statement"), as specifically set forth herein. Amendment No. 2 had amended and restated prior filings on Schedule 13D by the Reporting Persons with respect to the Common Stock. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated as follows:

The aggregate purchase price of the 51,390 shares of the Common Stock held by Robotti & Company is $307,923.21 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the personal funds of its discretionary customers.

The aggregate purchase price of the 1,835,450 shares of the Common Stock held by Robotti Advisors is $7,410,068.79 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the personal funds of its clients.

The aggregate purchase price of the 1,318,789 shares of the Common Stock held by RIC is $4,536,599.97 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 564,186 shares of the Common Stock held by RI is $1,940,367.82 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RI were paid for using its working capital.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated as follows:

(a)-(b) As of August 26, 2008, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)(5)	3,769,815	0	3,769,815	4.94%
ROBT (1)(2)(3)	1,866,840	0	1,866,840	2.47%
Robotti & Company (1)(2)	51,390	0	51,390	**
Robotti Advisors (1)(3)	1,835,450	0	1,835,450	2.41%
Wasiak (1)(4)(5)	1,882,975	0	1,882,975	2.47%
RMC (1)(4)(5)	1,882,975	0	1,882,975	2.47%
RIC (1)(4)	1,318,789	0	1,318,789	1.73%
RI (1)(5)	564,186	0	564,186	**

   * Based on 76,256,522 shares of Common Stock, $1.00 par value, outstanding as of July 1, 2008, as disclosed in the Issuer's Annual Report on Form 10-K, for the fiscal year ended April 27, 2008.

   ** Less than one percent.

   (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Reporting Person's pecuniary interest therein, if any.

   (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 51,390 shares of Common Stock owned by the discretionary customers of Robotti & Company.

   (3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,835,450 shares of Common Stock owned by the advisory clients of Robotti Advisors.

   (4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,318,789 shares of Common Stock owned by RIC.

   (5) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 564,186 shares of Common Stock owned by RI.

(c) The table below lists all the transactions in the Issuer's Common Stock since the most recent filing of Schedule 13D on August 18, 2008 by the Reporting Persons. All such transactions were made by Robotti Advisors, RIC and RI in the open market.

Transactions in Shares Since the Most Recent Filing of Schedule 13D

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share
Robotti Advisors' Advisory Clients	08/18/2008	(245,000)	SELL	$2.7527
Robotti Advisors' Advisory Clients	08/18/2008	(149,000)	SELL	$2.7614
RIC	08/18/2008	(104,300)	SELL	$2.7614
RI	08/18/2008	(44,700)	SELL	$2.7614
Robotti Advisors' Advisory Clients	08/19/2008	(23,200)	SELL	$2.75
RIC	08/19/2008	(4,060)	SELL	$2.75
RI	08/19/2008	(1,740)	SELL	$2.75
Robotti Advisors' Advisory Clients	08/20/2008	(55,200)	SELL	$2.2442
Robotti Advisors' Advisory Clients	08/20/2008	(38,000)	SELL	$2.2505
RIC	08/20/2008	(26,600)	SELL	$2.2505
RI	08/20/2008	(11,400)	SELL	$2.2505
Robotti Advisors' Advisory Clients	08/21/2008	(121,772)	SELL	$2.228
Robotti Advisors' Advisory Clients	08/21/2008	(64,240)	SELL	$2.2303
RIC	08/21/2008	(80,920)	SELL	$2.2303
RI	08/21/2008	(34,680)	SELL	$2.2303
Robotti Advisors' Advisory Clients	08/22/2008	(126,100)	SELL	$2.2475
RIC	08/22/2008	(79,300)	SELL	$2.2476
RI	08/22/2008	(34,000)	SELL	$2.2476
Robotti Advisors' Advisory Clients	08/25/2008	(18,088)	SELL	$2.2545
RI	08/25/2008	(49,000)	SELL	$2.2633
RIC	08/25/2008	(21,000)	SELL	$2.2633
RI	08/26/2008	(49,910)	SELL	$2.1847
RIC	08/26/2008	(21,390)	SELL	$2.1847

(d)   Robotti Advisors' advisory clients and Robotti & Company's discretionary customers have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, shares of Common Stock owned by them. Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)   As of August 26, 2008, the Reporting Persons ceased to be the beneficial ownership of more than 5% of the Issuer's Common Stock.

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 26, 2008

Robotti & Company, Incorporated

/s/ Robert E. Robotti
Robert E. Robotti

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC

Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

By: /s/ Kenneth R. Wasiak
Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.

The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member

By: Ravenswood Management Company, L.L.C.
Its General Partner

Ravenswood Investments III, L.P.

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member

By: Ravenswood Management Company, L.L.C.
Its General Partner

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member